FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

NDT Ventures Ltd. (“NDT”)

860 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Tel: (604) 687-7545

Item 2: Date of Material Change

The material change occurred on or about September 23, 2004.

Item 3: News Release

News Release #04-15 dated September 23, 2004 was released in Vancouver, B.C., and disseminated by Stockwatch and Market News, filed with SEDAR, posted on NDT’s website at www.northair.com/ndt/, and distributed to NDT’s internal data base of interested persons via e-mail or fax (as per each individual’s request).

Item 4. Summary of Material Change

NDT has acquired an option to earn up to a 60% interest in the Troy Property located 65 km southwest of Chapleau, Ontario.

Item 5. Full Description of Material Change

The Troy Property consists of some 1653 hectares located in the easternmost portion of the Batchawana Greenstone Belt which hosts the major gold deposits located at Kirkland Lake, Timmins and Val d’Or. The property is accessible from Chapleau by a combination of logging and paved roads.

Gold was initially found on the property in 1999 by prospectors with grab samples returning gold values up to 19 g/t. Limited exploration since that time has revealed five mineralized zones along a five kilometre length of sheared and altered volcanics hosting sulphide bearing quartz veins and mafic flows peripheral to the veins. The property is well overburden covered but surface sampling of the zones has returned significant gold values ranging from 5.807 g/t to 0.337 g/t gold from grab and chip sampling. The widths and lengths of the known zones cannot be determined due to the overburden cover but soil surveys completed over two of the zones have outlined open soil anomalies. Of particular interest is the soil survey conducted on the Troy Zone where an open gold in soil anomaly measuring 250 metres by 60 metres returned values up to 5.541 g/t gold. A property wide airborne geophysical survey has outlined a 3.4 kilometre long trend of EM conductors, which suggest that the zones extend beyond the known limits.

NDT is planning a program which will start immediately, consisting of geochemical and geophysical survey, geological mapping, sampling and backhoe trenching. Positive results will lead to a drill program.

NDT can earn a minimum 51% property interest from Troon Ventures Ltd. by paying $75,000 in cash; issuing 500,000 shares and incurring $1,300,000 in exploration expenditures over a four year period. The Company would have the option to earn an additional 9% interest (total 60%) by incurring an additional $700,000 in exploration (for a total of $2,000,000) within another year.

The agreement is subject to board and regulatory approval.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and can be contacted by the Commission is:

Fred G. Hewett, President, 604-687-7545

Item 9. Date of Report

Dated at Vancouver, British Columbia, this 1st day of October 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: October 4, 2004